

March 4, 2013

Via E-mail
Jeff Gordman
Chief Executive Officer
Gordmans Stores, Inc.
12100 West Center Road
Omaha, NE 68144

> **Re: Gordmans Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed March 29, 2012**
> **File No. 001-34842**
> **Response dated February 13, 2013**

Dear Mr. Gordman:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012

Notes to Consolidated Financial Statements, page 54

A.   Summary of Significant Accounting Policies, page 54

Receivables, page 54

1.   We note from your proposed disclosure for sale-leaseback accounting in response to comment two of our letter dated January 30, 2013 that you state in part "[t]he Company bears substantially all construction period risk for new store construction projects and the Company pays for the construction costs pursuant to a contractual arrangement that includes the right of reimbursement from the landlord." Please address the following:

- Provide us your evaluation to further support you have substantially all of the construction period risk. Specifically, provide us your maximum guarantee test under ASC 840-40-55-8 through 55-16. In addition, tell us how the right of reimbursement from the landlord is considered in your maximum guarantee test under ASC 840-40-55-9(b), 55-9(h) and automatic indicators of ownership under ASC 840-40-55-15(b)(1).

- Describe separately the rights of reimbursement for both the structural improvements and non-structural improvements, including the amount, timing and your typical accounting journal entries to record these reimbursements when you bill and receive payments from your landlords. In addition, please provide to us a courtesy copy of a construction arrangement with your landlord that details the terms of reimbursement.

2. Based on your response to comment four of our letter dated January 30, 2013, it appears you bill for both structural and non-structural construction at the same time. In addition, we note from your response to comment two you record a landlord receivable when you bill the landlord for reimbursement. Please clarify what you credit in your accounting journal entries when you bill the landlords for reimbursement with respect to both structural and non-structural construction.

Property and Equipment, page 55

3. We note from your proposed disclosure for sale-leaseback accounting in response to comment two of our letter dated January 30, 2013 that you state in part "…or may benefit if the cost of construction is less than the tenant improvement allowance." Please further clarify your statement that "no gain or loss associated with the sale of such assets is recognized as the Company receives reimbursement from the landlord for the construction and leases are structured as operating leases." In addition, clarify how you may benefit if you receive the full reimbursement from the landlord.

Supplemental Cash Flow Information, page 59

4. We note from your response to comment five of our letter dated January 30, 2013 that $13 million in "proceeds from sale of property and equipment" represents proceeds from reimbursement of construction costs from the landlord during the construction period when sale-leaseback accounting is applied. We also note from your response that the supplemental cash flow information is provided to disclose the transfer of ownership of the structural assets to the landlord at the completion of construction as a separate and distinct non-cash transaction. Please address the following:

- Tell us when the sale of structural construction is consummated under ASC 360-20-40-7 or alternatively, provide authoritative accounting literature to support your accounting for the sale in the sale-leaseback transaction.

- Please clarify why you believe it is appropriate to present $13 million as "proceeds from sale-leaseback transactions" during the construction period before you transfer the ownership of the structural assets.

You may contact Myra Williamson at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining